Exhibit 99.7

NICE Actimize Wins Six 2022 Global Banking and Finance Awards Highlighting
Excellence and Innovation in Enterprise Fraud Technology

The awards highlight NICE Actimize’s leadership across all major geographical regions, including North America, Asia Pacific, and Europe

Hoboken, N.J., February 23, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that Global Banking and Finance Review, a financial media platform with over three million readers worldwide, has awarded the company six honors over three major geographical areas, including Asia Pacific, Europe, and North America, highlighting its excellence in innovation and as a best solutions provider in those regions.

The 2022 Global Banking & Finance Awards® recognitions included the following winning categories for NICE Actimize: Best Anti-Fraud/Security Solutions Provider Asia Pacific 2022, Best Anti-Fraud/Security Solutions Provider Europe 2022; Best Anti-Fraud/Security Solutions Provider North America 2022; Excellence in Innovation - Anti-Fraud/Security Solutions Europe 2022; Excellence in Innovation - Anti-Fraud/Security Solutions Asia Pacific 2022; and Excellence in Innovation- Anti-Fraud/Security Solutions North America 2022.

Explains Wanda Rich, Editor, Global Banking and Finance Review, “Our judges and editorial team congratulate NICE Actimize for its outstanding contributions to fighting financial crime with leading enterprise fraud solutions across three major markets around the world. Its strengths in enterprise fraud solutions technology are confirmed by its significant customer base and its dedication to innovation by providing the latest in advanced technologies, including artificial intelligence, machine learning, and expertise in the cloud. We are honored to acknowledge NICE Actimize and its enterprise fraud and authentication solutions across North America, Asia Pacific, and Europe."

Notes Craig Costigan, CEO, NICE Actimize, “It’s an honor to receive recognition from Global Banking and Finance Review acknowledging our extensive contributions to providing advanced fraud solutions around the world. Wherever our financial institution customers require support, we will continue to offer innovation and advanced technologies in artificial intelligence, machine learning, and high performing cloud-based solutions.”

In other leadership achievements, industry analyst firm Aite-Novarica Group recently profiled NICE Actimize in its “2021 Aite Matrix: Leading Fraud & AML Machine Learning Platforms" report. Highlighting NICE Actimize’s areas of expertise, the report cited, “NICE Actimize is a leading provider of enterprise software solutions for financial crime and is well known for developing innovative technology to protect institutions by identifying financial crime, preventing fraud, and providing regulatory compliance.”

Please click here for further information on NICE Actimize’s industry-leading IFM-X Enterprise Fraud platform.

Please click here to learn more about the Global Banking and Finance Review award wins.

About Global Banking and Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Banking Awards & the Financial Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction.www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.